CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For the year ended October 31, 2006

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the year ended October 31, 2006 to the previous year.  This MD&A should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2006 and 2005.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements which may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to obtain all necessary permits, licenses and approvals required to carry out work on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company including the most recent Annual Information Form dated January 26, 2007 can be located on the Company’s web site www.cardero.com or on the SEDAR website at www.sedar.com.

DATE

This Management Discussion and Analysis reflects information available as at January 26, 2007.

THE BUSINESS OF THE COMPANY

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties, common shares and warrants of other junior natural resource exploration companies and cash.  The Company funds its operations through the sale of its shares.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1.

The chance of finding an economic ore body is extremely small, and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2.

The market for junior resource equities, where the Company raises funds, is extremely volatile.  Even though the Company believes that it has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3.

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4.

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos, and Peruvian Nuevo Soles.

5.

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6.

There is no guarantee that the Company can obtain the necessary governmental permits, consents, approvals and licenses for its proposed operations as and when required.

7.

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of the exploitation of any mineral deposits that it may discover or acquire.

(See “Risk Factors”)

Fiscal 2006 Highlights

Exploration Activities

The Company is actively assessing, acquiring interest in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focussing its activities in Mexico, Argentina and Peru, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, a large number of properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  The Company presently considers its material properties to be the Baja IOCG Project (Mexico), the Iron Sands Project (Peru), the Pampa de Pongo Iron Project (Peru) and the Incahuasi SHV Project (Argentina).

Property	Fiscal 2006 expenditures	Total Costs as of October 31, 2006	Estimated Fiscal 2007 Expenditures(1)
Baja IOCG, Mexico	$2,258,880	$5,277,115	$589.900
Iron Sands, Peru	$2,137,649	$3,387,032	$1,415,760
Pampa de Pongo, Peru	$57,865	$2,566,830	$176,970
SHV Project, Argentina	$1,990,679	$1,990,679	$943,840

Note:

(1)

Estimated exploration expenditures only, does not include property payments.  Estimated expenditures contingent on ongoing successful results justifying further expenditures.  Expenditures converted from USD at a rate of 1.1798.

Mexico

Baja Iron Oxide Copper Gold Project, Mexico

Effective May 30, 2006, Anglo American Mexico S.A. de C.V. (“Anglo”) elected to terminate its option to earn a 51% interest in the Company’s Baja Iron Oxide Copper Gold (IOCG) Project, and thereby agreement and surrendered all interest in this property.  Accordingly, on May 30th, 2006, the Company assumed 100% control of the Baja IOCG project.

To date, only three targets have been partially drill tested, two of which contain potentially significant mineralization.  Exploration highlights include the intersection of copper mineralization, varying from trace to significant accumulations, in every borehole over a 38 kilometre strike length associated with intense IOCG alteration.

Picale

At the Picale property, initial drilling intersected high-grade copper mineralization over an area of approximately 250 square metres (four intercepts which average 6.35 metres @ 2.7% copper and 0.2 g/t gold).  Consequently a 2,500 metre, sixteen borehole, drill program tested for extensions of the newly discovered copper zone.  Fifteen of the sixteen boreholes intersected the target magnetite manto horizon, at downhole depths ranging from 69 metres on the east of the property to 263 metres in the westernmost borehole, over an area of approximately 1,300 metres north-south by 1,250 metres east-west.  The results indicate that the property is underlain by a large geochemically anomalous (copper – gold) magnetite replacive body within which, scattered to locally isolated higher grade copper ‘pods’ are present.  The subsequent geochemical assays indicate that insufficient copper mineralization is present to form an economic ore body.  Consequently the property was returned to the property vendor and the Company will re-focus on other priority targets within the district.

San Jose

At San Jose, a well developed, approximately 400 metre east-west by 3-5 metres thick, intrusion-hosted IOCG breccia body with copper-oxide and boxwork after sulphide sits subjacent to a large geophysical anomaly.  The core of the Induced Polarisation (I.P.) anomaly as defined by the +27 milliseconds response, measures some 800 metres north-south by 1,000 metres east-west and is interpreted to represent the presence of significant disseminated sulphide mineralization at depth (modeled to be at approximately 80 metres below surface).  A recently completed 220 station geochemical soil sampling program returned a coherent approximately 500 square metre multipoint copper-gold and pathfinder element anomaly with values ranging from 132 to 644 parts per million (“ppm”) copper and up to 390 parts per billion (“ppb”) gold.

El Cuervito

Located approximately 40 kilometres southeast of Picale, the El Cuervito target is comprised of a series of northeast trending IOCG veins and numerous minor multiphase replacements (copper oxide – iron oxide) which define a zone of structural dilatency in excess of several hundred meters wide along a regional fault zone.  Future drilling will test whether the system coalesces at depth.

San Fernando – El Gato

At San Fernando West, copper mineralization remains open (Hole SF-05 returned 31 metres @ 0.96% copper), and is spatially associated with ‘permissive’ potassic alteration which extends approximately 2.5 kilometres to the west and requires drill-testing.  On the southern-most fringe of the main San Fernando geophysical anomaly, the El Gato magnetite manto is related to a large zone of intense potassic alteration and a conspicuous colour anomaly containing magnetite-sulphide lenses.

Cardero plans to continue to explore the district during the second and third quarters of 2007 for an estimated total budget of USD 500,000.  Additional drill testing is scheduled to occur at the San Jose, San Fernando West, El Gato and El Cuervito targets by year end.

Argentina

Argentina Sedimentary Hosted Vein Deposit Project

In May, 2006 Cardero announced the acquisition of a number of new gold properties located in the provinces of Jujuy and Catamarca in northwest Argentina.  The properties cover an aggregate area of approximately 800 square kilometres and are a combination of 100% Cardero owned (staked) ground and land acquired through option agreements with local third parties.  The discovery and acquisition of these properties is the result of an aggressive year long multidisciplinary regional exploration program targeting a Sedimentary Hosted Vein (SHV) model in the 61,000 square kilometre Ordovician Santa Victoria Basin.

SHV type deposits are capable of forming a wide range of deposit sizes from sub-million ounce up to and including world-class to giant deposits.  All SHV deposits occur with a common set of characteristics that unite them as a class.  These characteristics are consistent with those observed to date in the Puna region of north-western Argentina, namely: age, tectonic setting, metallongeny, alteration and style of mineralization.

The 2005/2006 regional exploration program consisted of regional scale target generation of the entire prospective belt.  A total of fifty-one targets areas were delineated for follow-up field work.  To date, Cardero has discovered five new gold endowed properties in addition to four historically worked properties yet to be systematically sampled.  The most advanced of these is the Incahuasi Project.

Incahuasi

The Incahuasi property is centered on the former Incahuasi gold mine, a significant high-grade historical SHV type gold producer in the region.  Mining activity at Incahuasi dates back to the pre-Hispanic and Jesuit periods, with modern mining techniques first used at the Incahuasi mine from 1936 to 1954.  During this period the Nueva Compania Minera Incahuasi conducted a 40 tonne per day operation exploiting a series of high-grade quartz veins, reportedly ranging from 9.8 g/t to 43 g/t gold on six underground levels.  High-grade gold values up to 300 g/t are reported from veins within the deposit and are locally confirmed by Cardero's initial reconnaissance sampling.  Mining ceased at a depth of 130 meters in ore grade rocks, not due to a lack of gold bearing veins, but rather due to flooding which inhibited further mining efforts.

Reconnaissance scale sampling targeted surficial quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.  The average grade from a total of 108 characterization or grab samples was 4.3 g/t gold and in-situ veins returned values up to 231 g/t (7.4 ounces/t) gold.  Ten grab samples of material scattered around the former mill assayed 25.3, 19.25, 13.1, 12.65, 12.05, 9.97, 7.26, 6.63, 5.95, 2.15 g/t gold with an additional three samples assaying less than 1 g/t gold, suggesting that the head grade of the former operation was probably in the order of 5 to 10 g/t gold.

Geologically, the Incahuasi property is characterized by multiple generations of gold-bearing quartz veins hosted within structural and hydrothermally modified sediments.  The exposed system measures approximately 1.5 by 4 kilometres, with the most intensely altered zone centered over the main deposit area.  The mineralized system remains open to both the north and south.

The Incahuasi property presently consists of seven minas, two cateos and one tailings concession (approximately 2,292 hectares), and acquired by the Company as follows:

1.

Pursuant to an agreement with an Argentinean individual dated April 29, 2006, the Company has the option to acquire a 100% interest in four minas (two of which form part of the Incahuasi property and two of which do not) and one tailings concession by making aggregate payments of USD 1,410,000 over five years, as follows:

-

USD 20,000 on or before May 29, 2006 (paid)

-

USD 30,000 on or before November 29, 2006 (paid)

-

USD 60,000 on or before May 29, 2007

-

USD 100,000 on or before May 29, 2008

-

USD 200,000 on or before May 29, 2009

-

USD 400,000 on or before May 29, 2010

-

USD 600,000 on or before May 29, 2011

This portion of the property is subject to a 2% NSR to the vendor which the Company can purchase at any time for USD 500,000.

2.

Pursuant to an agreement dated April 29, 2006 between the Company and the vendor of the foregoing properties, the Company and the vendor have also applied for three abandoned minas originally held by a third party in which each of the Company and the vendor will have an initial 50% interest (subject to the grant thereof by the applicable mining tribunal).  The Company will acquire the 50% interest of the vendor in such minas upon the exercise of the option with respect to the vendor’s properties as set out above.

.

3

The Company has also staked and applied for two additional cateos surrounding the foregoing minas and tailings concession and has applied for one new minas and one additional abandoned mina adjacent to the property.

Commencing in early September and continuing throughout the 2006 field season Cardero plans to systematically explore the Incahuasi property through a phased program of detailed structural and alteration mapping, trenching, and geochemical sampling.  An initial drill program, scheduled to occur in Q1 2007, will evaluate the continuity of the known high-grade gold deposit along strike and at depth for a total estimated budget of USD 450,000.

In 2007, the Company plans to carry out initial work programs on a number of the other SHV properties acquired in 2006, including the Salar de Oro property.  It will also continue its ongoing reconnaissance program in the region with a view to identifying further properties for evaluation and possible acquisition.  The overall estimated budget for the SHV Project as a whole is USD 800,000 (including the Incahuasi Project).

Peru

Pampa de Pongo Iron Project

The Company has not carried out any further work on the Pampa de Pongo property since the drill program completed in the spring of 2005 and the resource calculation completed in August 2005.  The Company continues to make the payments required to maintain its option in good standing (most recent payment was USD 100,000 paid in January, 2007) and is presently designing a suitable strategy to advance the project.  No additional field work is scheduled in the near-future, but the Company estimates that it will incur approximately USD 150,000 in exploration expenditures on the Pampa de Pongo Iron Project in fiscal 2007.

Iron Sands Project

In 2005, the Company acquired, by staking, a 32,000-hectare (320 km²) iron (magnetite) sand property near the city of Nazca in the desert coastal region of southern Peru.  Geographically the property forms part of, and is adjacent to the Company’s properties in the Marcona IOCG district (Carbonera, Daniella).  The Company has since staked some new claims and dropped some of the original claims, and the Iron sands project now consists of three separate areas – the Carbonara Dune Field, the Pampa El Torro Dune Field and the Tanaka Dune Field, as well as some additional claims covering an area to the south of the Carbonera Dune Field.  The total claim area held by the Company is now approximately 40,000 hectares.

In December, 2005, the Company assumed, from a private Peruvian company, all rights and obligations under an agreement dated December 16, 2005 between a private Peruvian company and Minera Ataspacas S.A., an arm’s length private Peruvian company, whereby the private Peruvian company has the option to acquire, from Minera Ataspacas, an initial 70% interest in 5 mineral sand concessions (3,500 hectares total) surrounded on three sides by the Company’s Pampa El Torro Dune field claims.  In order to exercise the option, the Company is required to pay a total of USD 2,500,000 over 5 years to December 15, 2010 and incur exploration expenditures of not less than USD 250,000 over the same period.  Upon the Company having acquired the 70% interest, a joint venture company will be formed with Minera Ataspacas, and each party will thereafter be required to contribute its share of ongoing expenditures or be diluted.  If either party is diluted to less than 10%, such interest will be converted to a 2% net smelter return royalty.  If Minera Ataspacas is reduced to the 2% NSR, the Company may purchase half the NSR (1%)for USD 2,000,000 within 24 months of the exercise of the option, and the remaining half (1%) for USD 8,000,000 within 36 months of the exercise of the option.

Cardero’s strategy for the project is to highlight a logistically easily accessible area containing sufficient magnetite (iron oxide) bearing sands to support a 20 to 30 year integrated mining operation.  Following advice from SRK Consulting (Johannesburg), a 5,820 metre, ninety-seven borehole program systematically percussion drill-tested an approximately 6.5km2 area using a combination of 500 and 250 meter drill centres.

Mineral process testing has been conducted at three independent laboratories.  The results indicate that magnetite recoveries vary from 93 to 60% for surface sand sized mineralization and between 35 and 50% for composite drill material.  The Company believes that excessive grinding of the magnetite occurred during the drilling process and that this finer material adversely affects the recovery process.  Such grinding of material is considered highly unlikely to occur in any proposed mining operation.  The Company is presently designing a suitable process to address this issue, possibly utilizing composite material from surface pits where there is limited or no possibility of mechanical grinding of the magnetite.

Contingent on favourable results from the testing and the delineation of a suitable resource, Cardero is proposing a two stage production strategy.  This strategy would consist, firstly, of the production of a direct shipping iron concentrate, and, secondly, the processing of the concentrate to produce pig iron, with titanium and vanadium as potential by-products.

The second stage would be a Midrex FASTMELT® pilot plant test on the concentrate to assess the feasibility of producing pig iron and recovering titanium and vanadium from the resultant slag.  Assuming a successful test result and a positive feasibility study, the next step would be to install a full scale Midrex FASTMELT ® plant at the Iron Sands Project.

SRK Consulting has been retained to provide ongoing advice and, contingent on additional process testing, to complete a N.I. 43-101 resource estimate.  Due to the significant work backlogs and delays in global iron testing facilities, the Company is presently unable to provide an accurate date on when this work will be completed but it is anticipated to occur sometime in the third or fourth quarter of 2007.  Assuming that the test work is favourable, and that the Company proceeds with a Midrex FASTMELT® pilot plant test, the Company estimates that it will incur approximately USD 1,200,000 in expenditures on the Iron Sands Project in fiscal 2007.

Other Properties

In addition to the foregoing properties considered material by the Company, the Company has a number of other properties that it considers have the potential to become material properties, and on which it carried out work programs during the fiscal year ended October 31, 2006, or plans to carry our work in the current fiscal year:

Huachi Project, Argentina

The Huachi copper-gold property is located in San Juan Province in north-western Argentina.  The property has good access and exploration can be carried out on a year-round basis.  Previous exploration work appears to have been very limited, and there are no records or evidence of any extensive modern exploration. In 2005 the Company conducted the first detailed geological mapping of the property.

The mapping indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.  The outcropping porphyry style copper mineralization is closely related to potassic alteration and is developed in two main zones.  The Main Copper Zone is mineralized over an area of 350 by 250 meters and is surrounded by an elongated pyrite halo that could potentially overlie additional porphyry mineralization.  Structurally controlled zones of argillic alteration related to artisanal historic gold workings are peripheral to the porphyry system and indicate exploration potential for epithermal gold targets.

The Company commenced an initial 1,500 metre drill program on the property in November 2006.  Three holes were completed before drilling stopped for the Christmas break.  Drilling resumed on January 7, 2007 with hole 07-HU-04.

The results from the first three holes were released on January 24, 2007.  Drilling has intersected significant intervals of copper – gold mineralization associated with two altered porphyritic intrusions.  The boreholes are interpreted to have collared above and/along the flanks of the mineralized core of the system.  Mineralization is open in all directions including at depth.  The results confirm the presence of a significant copper gold endowed porphyry system (Table 1).

The second borehole, 06-HU-02, intersected a new, geologically blind, mineralized monzodioritic porphyry from 137 metres to 355 metres.  It returned from 112 metres to 355 metres, 243 metres of 0.56% copper equivalent (“CuEq”), within which 88 metres returned 0.68% CuEq from 112 to 200 metres downhole.  The entire borehole, from surface to 355 metres returned 353 metres of 0.48% CuEq.  Hole 06-HU-01, which was drilled to the south of 06-HU-02 and returned 199 metres of 0.34% CuEq, was lost at 200 metres depth.  Hole 06-HU-03 was collared approximately 400 metres north of boreholes 06-HU-01 and -02 within what is interpreted as the more distal pyrite halo.  Although this hole failed to reach its planned target depth, the results indicate an increase in both gold and copper values downhole with the lowermost 44.4 metres returning 0.47% CuEq from 164 metres to end of hole at 208.4 metres.  All holes finished in mineralization and the system remains open in all directions.

Table 1: Summary of Huachi Borehole Results.

Borehole	Dip/Azimuth	From (m)	To (m)	Results
06-HU-01	-80/180	1	200	199m @ 0.34% CuEq (0.25% copper & 0.12 g/t gold).
06-HU-02	-60/300	2 112 112	355.1m 355.1 200	353.1m @ 0.48% CuEq (0.35% copper & 0.18 g/t gold). 243.1m @ 0.56% CuEq (0.4% copper & 0.21 g/t gold) 88m @ 0.68% CuEq (0.48% copper & 0.27 g/t gold).
06-HU-03	-60/000	86 164	208.4 208.4	122.4m @ 0.39% CuEq (0.17% copper & 0.31 g/t gold). 44.4m @ 0.47% CuEq (0.20% copper & 0.37 g/t gold).

Notes

1.

All depths downhole.

2.

Copper Equivalent calculation is based on metal prices of USD 0.90/lb copper and USD 450/oz gold.  The calculation has not been adjusted to reflect relative recoveries of the metals as metallurgical testing has yet to be undertaken.

Detailed logging of the sulphides suggests that the boreholes may have collared above and/or on the flanks of the mineralized core of the system (low chalcopyrite: pyrite ratios, low to trace bornite and molybdenum).  The discovery of significant peripheral ‘leakage’ veining approximately 800 meters west of boreholes 06-HU-01 and -02 with high to very high chalcopyrite to pyrite ratios (values up to 9.4% copper, 50.2 g/t gold and 154 g/t silver) is interpreted as a westward vector towards potentially higher grade mineralization.

Due to the positive results received to date, the Company has substantially increased its planned drill program to 4,000 metres.  Drilling is presently testing the Oro Rico Target where outcropping chalcopyrite mineralization associated with hydrothermal biotite outcrops over an area of approximately 600 by 400 metres.

Salar de Oro, Argentina (SHV Project)

The Salar de Oro property consists of five continuous cateos and six minas (approximately 25,409 hectares) located in Jujuy Province, Argentina, and acquired by the Company as follows:

1.

Pursuant to an agreement dated July 11, 2006 between the Company and a private Argentinean company, the Company has the option to acquire a 100% interest (excluding surficial placer rights) in three of the cateos and the six minas by making aggregate payments of USD 2,470,000 over four years to May 3, 2010, as follows:

-

USD 35,000 on or before April 4, 2006 (paid)

-

USD 135,000 on or before May 3, 2007

-

USD 300,000 on or before May 3, 2008

-

USD 300,000 on or before May 3, 2009

-

USD 1,700,000 on or before May 3, 2010; and

2.

the Company has staked and applied for two cateos surrounding the property acquired pursuant to the July 11, 2006 agreement.

Reconnaissance scale sampling has led to the discovery of two separate gold bearing zones located 15 kilometres apart along a north-trending belt of sedimentary rocks.  The northern gold zone is characterized by historical underground workings which targeted multiple gold zones hosted over a minimum area 850 metres north-south by up to 100 metres east-west.  The zone is characterized intense quartz stockwork veining, and is open to the north, south and west.  Ongoing artisanal placer mining continues to recover gold from the system.  Sampling at the northern gold zone targeted outcropping quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.

The average grade from a total of 65 characterization or grab samples is 3.96 g/t gold and demonstrates the high grade nature of the veins that have been historically mined.  Visible gold was discovered in the central adit.  The relationship between the northern and southern gold zones is. at present, unknown as the 15 kilometre strike extension between the zones has not been evaluated.

Previous exploration work at the Salar de Oro property appears to have been very limited - there are neither records nor evidence of any extensive modern exploration.  Small-scale underground mining ceased back in the 1950's.  Importantly, the property has never been drill tested.

Cardero is systematically exploring the property through a phased program of detailed structural and alteration mapping, trenching, and geochemical sampling which commended in January, 2007 and is anticipated to be completed in February, 2007.  Contingent on favourable results, an initial drill program of approximately 1,500 metres will then evaluate the continuity of the high grade gold veins as well as the potential for disseminated bulk tonnage gold mineralization in March 2007.  It is estimated that the planned work program will cost approximately USD 300,000.

Katanga, Peru

Based upon its initial evaluation of the property, the Company has returned a significant portion of the underlying claims to the vendor and accordingly, has recognized a write-down of $248,294 during the year ended October 31, 2006.  In connection with this, the underlying vendor has agreed to renegotiate the USD 1,900,000 purchase price, and the Company has not been required to make  any further payments (including the payment of USD 100,000 due June 30, 2006) while such renegotiations are ongoing.  These renegotiations are continuing, and the Company believes that it will ultimately be successful in coming to acceptable terms, although there can be no guarantee that this will occur.  In the meantime, the Company continues to evaluate the balance of the property for further exploration potential.

Geological mapping has identified three zones of massive iron-oxide mineralization; the West, East and South Zones.  The largest exposed body, the West Zone, is 540 metres long by 235 metres wide and approximately 100 metres thick.  The East Zone is 450 metres long by 110 metres wide and has a minimum true thickness of 20 metres.  The smallest of the bodies, the South Zone, is poorly exposed over approximately 250 metres strike length and 50 metres width with a maximum thickness of 20 metres.  Four continuous chip samples returned the following assay values:

Zone	Width (m)	Fe (%)	TiO2 (%)	SiO2 (%)	MgO (%)	S (%)	MnO (%)	P2O5 (%)
East	47m	57.7	0.22	9.72	0.17	0.03	0.18	0.22
East	118m	63.23	0.21	4.35	0.02	0.08	0.12	0.27
West	233m	65.56	0.09	3.09	0.26	0.04	0.18	0.27
West	165m	65.53	0.11	3.12	0.27	0.09	0.21	0.18

A 3D magnetic survey of the property suggests that mineralization remains open.  Interpretation of the results suggests that there may be potential for a small to modest sized iron deposit which could produce a direct shipping iron concentrate.  Consequently, the Company is presently obtaining quotations for contract mining and combined truck and rail transportation availability and capacity to the port of Matarani, which is located approximately 650 kilometres to the west of the project area.  In conjunction with this, a study of the existing infrastructure in the area will be commissioned in order to assess the costs of any required upgrading necessary in order to accommodate the proposed mining scenario.  It is anticipated that such studies will be completed in the second quarter of 2007.

Organullo Property, Argentina

A recent review of the property indicates bulk tonnage precious metal potential.  Compilation of existing exploration data suggests that the previous drilling by third parties, for the most part, collared too high in the large epithermal system.  The Company plans to geologically map and re-sample the property during the first quarter of 2007.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in the MD&A.

The work programs on the Company’s properties are designed and are supervised by Mark D. Cruise, Vice President–Exploration of Cardero, either alone or in conjunction with independent consultants.  Dr. Cruise and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Investment in International Tower Hill Mines Ltd.

On August 4, 2006, the Company acquired, through a private placement, an aggregate of 4,000,000 common shares of International Tower Hill Mines Ltd. (“ITH”), plus common share purchase warrants to purchase up to an additional 2,000,000 common shares at a price of $1.00 until August 4, 2008.  As a result of this acquisition, Cardero then held an aggregate of 4,000,000 common shares of ITH, representing approximately 13.32% of the then issued and outstanding common shares of ITH.  Assuming the exercise of the 2,000,000 warrants, Cardero would then hold approximately 18.74% of the then issued common shares (assuming no other warrant or option exercises).  The Company subsequently sold 1,000,000 of the ITH shares in order to recoup its initial investment (see “Liquidity and Capital Resources”).  However, it does not have any present plan to dispose of any additional ITH shares.

ITH is a public British Columbia company listed on the TSX Venture Exchange.  On August 4, 2006, ITH completed the acquisition of all of the Alaskan mineral exploration properties and associated database from AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”).  In addition, in conjunction with the closing of this acquisition, ITH entered into option agreements with AngloGold to earn a 60% interest in each of two additional properties in Alaska.  ITH issued 5,997,295 common shares to AngloGold in connection with the acquisition (representing approximately 19.96% of the then issued shares of ITH).

ITH is a resource exploration company, focused in Alaska, which controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building share holder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.  For further information with respect to ITH, readers are directed to ITH’s public disclosure filings, which may be accessed via www.sedar.com and ITH’s website, www.internationaltowerhill.com.

The Company determined to invest in ITH due to its extensive Alaskan property package and accompanying database and the quality of the exploration team, several of whom joined from AngloGold and have a good track record for discovering mines.  The Company believed that this investment had a significant possibility of appreciation, and the subsequent performance of ITH has borne that out.  Having recovered its initial investment through the sale of 1,000,000 of the shares, the Company views the balance of its holdings as a long-term investment, and has no present plans to dispose of any further ITH shares.

Property Dispositions

Since November 1, 2005 (the start of the Company’s most recently completed fiscal year), the Company has terminated its interest in a number of its previously acquired properties, as follows:

Cerro Juncal Project, Argentina

Mapping at Cerro Juncal has demonstrated that a porphyry-style hydrothermal system underlies the property.  Hydrothermal alteration, coextensive with epizonal intrusions, has been mapped over an area of approximately 2.5 by 3 kilometres, and consists of widespread limonite, hydrothermal breccias and scattered quartz stockworks in additional to widespread clay alteration.  Cardero had planned an initial 1,500 m, 4 borehole program to test this exploration model early in the fourth quarter.  Unfortunately, the Argentine drill contractor failed to provide a machine and drill crew in a timely manner and the planned drill program was cancelled.  Due to a large underlying property payment the property was returned to the vendor in November 2006.  However, the Company continues to believe that the property has merit and is presently renegotiating with the aim of requiring the property under more favourable terms.  However, there can be no assurance that it will be successful in doing so.

Cerro Atajo Project, Argentina

Diamond drill testing in 2005 failed to intersect porphyry style mineralization.  After a thorough review of the available data, the project was returned to the vendors in June 2006.

Ludivina Project, Mexico

The Company carried out an initial mapping, sampling and 4 hole (1,500 metre) drilling program on this property in mid 2006, which produced disappointing results.  The Company determined that no further work was warranted, and therefore dropped the property and surrendered the concessions to the Mexican government.

Katanga Project, Peru

The Company also returned a large portion of the non-core claims at the Katanga property, Peru to the vendor, and wrote down a portion of its investment in this property (see Other Properties – Katanga Property, Peru).

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in Mexico, Argentina and Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in Mexico, Argentina or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company’s operations in Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Overall Performance

Success in the junior mining business is measured by a company’s ability to raise funds, secure properties of merit and, in a few rare cases, identify an economic ore body on one of its properties.

Over the past three years the Company has been very successful at raising funds.  It raised $19.5 million in fiscal 2004, $7.1 million in fiscal 2005, $2.7 million in fiscal 2006 and, to date, $5.3 million in fiscal 2007 (all figures net).  As of January 25, 2007, the Company has working capital of approximately $10.9 million.

Over the past three years the Company has continued to demonstrate its ability to obtain properties of merit.  It has concentrated its efforts in Mexico, Peru and Argentina.  The Company now has a substantial inventory of properties, of which the material ones are discussed in detail under the “Highlights” section.  It continues to efficiently evaluate its properties, and to determine, within a reasonable timeframe of acquisition, whether or not a property justifies ongoing expenditure and, if not, to offer it for joint venture or return it to the property vendor.

Selected Annual Information

The Company’s results of operations for the years ended October 31 are summarized below:

	2006	2005	2004
Interest income	$ 351,378	$ 376,289	$ 284,858
Net loss	8,190,142	6,462,890	9,323,002
Net loss per share	0.19	0.16	0.26
Total assets	27,172,271	28,480,066	24,231,580
Working capital	5,668,546	15,436,673	16,789,291

Notes:

1)

There were no discontinued operations or extraordinary items in the years under review.

1)

The basic and diluted income (loss) per share numbers was the same in each of the years under review.

2)

The Company had no long-term financial liabilities for the years under review.

3)

The Company has no history of declaring dividends.

The significance of these numbers is discussed under “Results of Operations” and “Liquidity and Capital Resources”.

Results of Operations

	2006	2005
Net loss	$ 8,190,142	$ 6,462,890
Interest income	351,378	376,289
General and administrative costs	3,511,839	3,244,448
Stock-based compensation (included in functional categories)	2,969,183	2,398,396
Write-down of resource properties	2,052,145	1,190,641

In fiscal 2006 the Company had a net loss of $8,190,142 or $0.19 per share as compared to a net loss of $6,462,890 or $0.16 per share for fiscal 2005.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.

The Company’s interest income decreased from $376,289 in the 2005 to $351,378 in 2006.  While the Company had higher cash balances in 2005, interest rates have increased somewhat year over year.  Surplus cash is invested in banker’s acceptance and term deposits that yield prime less 2.05% per annum.

The Company’s general and administrative costs were marginally higher in fiscal 2006 compared to 2005.  The 2005 figure for investor relations of $1,758,140 included a one-time US$200,000 promotion expenditure that was not repeated in 2006, together with a greater amount of related travel cost than was incurred in 2006, and stock based compensation of $493,208 (2006 - $276,889).  The Company continues to maintain its philosophy of keeping a high profile for the investing public and to disseminate information regarding the Company as widely as possible.  The Company has a full time, in-house investor relations manager as well as several investor relations contracts with outside consultants.  The Company has benefited substantially from these activities in the past and it continues to benefit through the exercise of options and warrants.

Consulting fees of $1,931,013 ($482,404 plus stock based compensation of ($1,448,609) in the 2006 year result primarily from the Company’s Latin American mineral property activities, board advisory services and the costs of a full time chief financial officer that commenced after the 2005 year.  Professional fees were lower due to the timing of costs relating to the lawsuit commenced against the Company and others in May 2004 (see “Material Proceedings”), however, this reduction was partially offset by the costs incurred by the Company to comply with the requirements of the Sarbanes-Oxley Act which totalled $190,850 for the year (2005 - $Nil)  The increasing acquisition and exploration activity by the Company has required an increase in staff, and the Company now has seven full time employees, which accounts for the increase in salary and benefit costs.  Insurance cost in 2006 relates to the Company’s Director and Officer Insurance coverage that was not in effect until the last quarter of fiscal 2005.  Office and miscellaneous costs were lower for the comparable 2005 period, as there was a one time correction to the Company’s prepaid office rent account.  Higher telecommunications costs and subsidiary company allocations also affected office expense.  Regulatory costs have increased as a result of the Company’s transfer to the Toronto Stock Exchange from the TSX Venture Exchange in July 2006.

Stock based compensation is a non cash item that attempts to put a dollar value on the benefit being given on the vesting of stock options.  The number is determined by the “fair value method”, which is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options.  Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful.  Stock based compensation expense amounts to $2,969,183 (2005 – $2,398,396) as a result of options vesting during the year.  This cost was allocated primarily to consulting and salary costs for both 2006 and 2005.

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in its value.  During fiscal 2006, the Company wrote off or wrote down the value of five properties (Cerro Atajo, Cerro Juncal and Chico Tola in Argentina, Katanga in Peru and Ludivina in Mexico) for a total amount of $2,052,145.  Property write offs/write downs in 2005 were $1,190,641.

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in Canadian dollars, for the past eight quarters:

Fiscal 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 93,787	103,878	102,400	51,313
Net loss	(951,779)	(1,113,123)	(3,530,664)	(2,594,576)
Net loss per share	(0.02)	(0.03)	(0.08)	(0.06)

Fiscal 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 60,669	$ 128,207	$ 95,604	$ 91,809
Net loss	(1,489,617)	(1,986,307)	(1,607,002)	(1,379,964)
Net loss per share	(0.04)	(0.05)	(0.04)	(0.03)

Notes:

1)

The total revenue consists of interest income.

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted losses per share were the same in each of the periods.

Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options (see “Results of Operations”).

Three months ended October 31, 2006 compared to three months ended October 31, 2005

The fourth quarter 2006 loss of $2,594,576 increased by $1,214,613 over the comparable period in fiscal 2005.  The principal factors affecting these results were higher stock based compensation expense of $576,804 (as a result of the vesting of stock options in 2006 (2005 – nil), higher salaries of $158,813 as a result of additional employees hired in 2006 (2005 – no new hires), higher office costs of $143,501 (as a result of increased activity by the Company) and an increase in fourth quarter 2006 property write-offs of $226,199.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

When optioning properties the Company will sometimes issue its own stock to the vendor of the property as partial or full consideration for the property in order to conserve its cash.

In 2005 the Company raised $7,052,410 (net) from private placements and the exercise of share purchase warrants and stock options.  In 2006, no private placements were completed and $2,732,775 (net) was raised from the exercise of stock options.  At October 31, 2006 the Company had 43,122,439 shares outstanding, no warrants outstanding and 4,150,800 stock options outstanding with a weighted average exercise price of $2.51.  Since October 31, 2006, a total of 120,000 stock options have been exercised, netting the Company $204,000.

In 2006 the Company spent $7,330,739 on property acquisitions and exploration, $3,782,770 on operating activities and purchased 4,000,000 shares of International Tower Hill Mines Ltd. for $2,240,000. The comparative figures for 2005 were $5,440,745 for property expenditures, $3,308,690 for operations, and nil for equity security acquisitions.  This increasing level of expenditures can be expected to continue as the Company grows.

At October 31, 2006 the Company had working capital of $5,668,546.  This was not sufficient to take the Company through the next eighteen months, and the Company therefore took the following steps to address this:

1.

On December 14,, 2006 the Company sold 1,000,000 of its 4,000,000 common shares of International Tower Hill Mines Ltd. for net proceeds of $2,378,236;

2.

On January 12, 2007, the Company closed a non-brokered private placement of 1,500,000 units at a price of $1.50 per unit for net proceeds of $2,129,250.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each whole warrant is exercisable to acquire an additional commons hares of the Company at a price of $2.00 until July 12, 2008.

3.

On January 23, 2007, the Company closed a brokered private placement of 2,200,000 units at a price of $1.50 per unit for net proceeds of $3,163,520.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each whole warrant is exercisable to acquire an additional commons hares of the Company at a price of $2.00 until July 12, 2008.

As a consequence of the foregoing funding activities, as at January 23, 2007, the Company had cash on hand of $10.9 million, which it anticipates will be sufficient to cover its anticipated expenses for the next 18 months.  However, if the Company substantially increases its expenditures on property acquisitions or exploration expenditures, additional funding will be required within the next eighteen months.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the year ended October 31, 2006 the Company incurred the following expenses paid to directors of the Company or companies with common directors:

	2006	2005
Professional fees	$ 244,458	$ 366,636
	$ 244,458	$ 366,636

At October 31, 2006 there was $12,012 (October 31, 2005 - $24,816) included in accounts payable and accrued liabilities owing to related parties.  Professional fees include fees payable to Lawrence W. Talbot Law Corporation (a law corporation in which Lawrence W. Talbot, a director and Vice President & General Counsel, is a shareholder), Michael W. Kinley (Chief Financial Officer) and $133,791 (2005 - $353,734; 2004 - $207,045) paid to a law firm of which a director was a partner.  The Company also recovered $55,686 (2005 - $121,373; 2004 - $66,846) during 2006 in rent and administration costs from Wealth Minerals Ltd., International Tower Hill Mines Ltd. and Athlone Energy Ltd., companies with common officers or directors, of which $23,045 (2005 - $13,981; 2004 - $20,000) was included in accounts receivable.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The presidents of Minerales y Metales California, S.A. de C.V. and Cardero Argentina S.A. provide management services for USD 5,000 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.  The president on Cardero Peru, S.A.C. provides management and consulting services for USD 10,000 per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

SUBSEQUENT EVENTS

In addition to transactions noted elsewhere in this MD&A as occurring after October 31, 2006, subsequent to October 31, 2006:

1.

the Company granted 600,000 stock options at a price of $2.00 per share for a period of two years on November 29, 2006, and 300,000 stock options at a price of $1.70 per share for a period of two years on December 20, 2006;

2.

the Company issued 200,000 shares pursuant to mineral property option agreements;

3.

the Company issued 120,000 shares on exercise of stock options for proceeds of $204,000;

4.

280,800 incentive stock options were surrendered, unexercised; and

5.

the Company entered into an option agreement dated November 30, 2006 to acquire a 50% interest in one mina adjacent to the Huachi Property, Argentina.  In order to exercise the option, the Company is required to make aggregate payments of USD 965,000 over a period of 5 years to November 11, 2011 (with an initial payment of USD 5,000 on signing (paid)).

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates include the rates of amortization for equipment, the recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets. Management believes the estimates are reasonable, however, actual results could differ from those estimates and would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies since November 1, 2005, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash at October 31, 2006 was $4,506,165 of which $102,020 was held in Mexican, Argentinean and Peruvian currencies.  The Company’s cash equivalents was term deposits of $3,500,000 which yield approximately 2.4% per annum.

The Company’s receivables and payables at October 31, 2006 were normal course business items that are settled on a regular basis.  The Company’s investment in ITH is carried at the lower of cost or current market value, and is held primarily as a long term investment.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the "Plaintiffs") commenced an action in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

The relief claimed against the Company is the setting aside of an agreement dated December 12, 2001 between the Company and Minera by which the Company acquired six mineral concessions in Baja California State, Mexico from Minera, a constructive trust over other mineral interests in Baja California State, Mexico held by the Company and damages for breach of contract, breach of duty of confidence and knowing participation in breach of fiduciary duty.

The Company has filed a Statement of Defence in which it denies any liability.  As well, the Company has commenced a Counterclaim against the Plaintiffs and William Park, Kelly Klatik, Jack Glavine and Kenneth Tremblett for malicious prosecution, abuse of process, injurious falsehood and conspiracy to injure.  In addition to seeking damages, the Company is seeking a declaration that the December 12, 2001 agreement is valid and that it is the owner of the subject mineral concessions.

The pleadings are closed and documents have been exchanged.  Discoveries have been partially completed, and trial is currently set for March 2007.

The Company is not currently in a position to quantify the potential exposure to the Company or the potential recovery that may be had pursuant to the Company’s counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company may be affected by results of work on the subject mineral properties between the date of this MD&A and trial.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at October 31, 2006 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of October 31, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the fiscal year ended October 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at January 26, 2007)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	47,231,439	$55,214,316

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
25,000	$3.25	June 9, 2007
200,000	$3.00	July 29, 2007
175,000	$3.00	September 1, 2007
1,400,000	$2.80	May 2, 2008
1,300,000	$1.95	August 4, 2008
300,000	$1.70	October 12, 2008
600,000	$2.00	November 30, 2008
300,000	$1.70	December 20, 2008
4,300,000

3.

Warrants/Agent’s Options Outstanding:

Number	Exercise Price	Expiry Date
750,000	$2.00	July 12, 2008
1,144,500	$2.00	July 23, 2008
176,000	$1.75	July 23, 2008
2,070,500

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com.